United Technologies Corporation
10 Farm Springs Road
Farmington, CT 06032
(860) 728-7648
Akhil Johri
Executive Vice President, Chief Financial Officer
May 10, 2017
Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	United Technologies Corporation
Commission File No. 001-00812
Form 10-K for fiscal year ended December 31, 2016
Filed on February 9, 2017
Dear Mr. Shenk:

This letter sets forth the response of United Technologies Corporation (the "Company") to the comments of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in a letter to the Company dated April 26, 2017 regarding the above referenced Form 10-K. Our response is set forth below following the text of the Staff's comment.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings. Further, we understand and acknowledge that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to our filings, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for Fiscal Year Ended December 31, 2016
Liquidity and financial condition
Off-balance sheet arrangements and contractual obligations, page 24

1.
We note your disclosure that purchase obligations include amounts committed under legally enforceable contracts or purchase orders for goods and services with defined terms as to price, quantity, delivery, and termination liability. Please tell us how defined termination liability terms affect the determination of disclosed amounts. In addition, please tell us how you consider agreements with minimum quantities, minimum or variable price provisions, and/or approximate delivery terms.

The Company’s policies for reporting Purchase Obligations require our businesses to identify and report all obligations that align with the requirements of Regulation S-K, Item 303 “Purchase Obligation”, which is defined as “an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.” The Company’s disclosure includes all commitments to purchase goods or services for the production of inventory for both government and commercial customers, regardless of value, and commitments to purchase goods or services related to capital expenditures when such annual spending for an individual project exceeds $1 million. We view termination liability terms in purchase orders or contracts to represent the minimum amount of future payments that we are contractually obligated to make. The value of that liability is based on estimates of the cancellation provisions under each applicable contract and disclosed as part of our purchase obligation in our Form 10-K. For example, in the case of a five-year services contract that allows early termination with the payment of 12 months of service fees, we would include only those fees in the disclosed total purchase obligations for that contract.
With regard to agreements with minimum quantities, minimum or variable price provisions, and/or approximate delivery terms, we take the following approach:
Minimum Quantities - For purchase orders or contracts with minimum quantity and/or total dollar commitment terms, we include in our disclosed purchase obligations the greater of the outstanding non-cancellable orders placed under those purchase orders and contracts, or the remaining unfulfilled minimum quantity/dollar value commitment.
Minimum or Variable Pricing Provisions - Commitments under purchase orders or contracts that contain specified price adjustments (increases or decreases) are valued at the pricing terms in the agreements. Certain long-term agreements may either include price-escalation or price-adjustment terms, that are based on individual or cumulative order volumes, or that are subject to periodic re-baselining based upon published economic indices. For both types of agreements, our disclosed purchase obligations are generally based upon the current prices in those agreements, not anticipated or projected future price changes if such prices are not fixed or determinable.
Approximate Delivery Terms - Our purchase orders or contracts may include “year of delivery” terms, under which pricing is based on the period in which the parts are to be delivered or the services are to be provided. In these cases, our disclosed purchase obligations would be based upon either the delivery date specified in the purchase order or contract, or the delivery dates communicated to the supplier that reflect our production schedule.
Our most significant and varied purchase obligations relate to our aerospace businesses. We enter into long-term agreements that are based on forecasted demand for certain parts and services over the term of the agreements. These agreements generally require us to issue a release under a blanket purchase order before the supplier is obligated to commit resources to produce the parts or provide the services. Typically, these agreements provide for termination liability if the supplier has committed resources within their lead-time following the issuance of the release. Forecasted demand or production schedules outside of the supplier’s lead-time are typically deferrable or cancellable without penalty. In many cases, we do not include amounts outside of the suppliers’ lead time in our disclosed purchase obligations. In other situations, however, where it is not practically feasible to determine the cancellable portion of the suppliers’ obligation under the agreement, or where the production schedules are subject to significant volatility (notably in connection with the current production ramp associated with Pratt & Whitney’s Geared Turbofan engine), we include additional expected purchase obligations beyond the potentially non-cancellable or non-deferrable window as these obligations are in support of supply and delivery commitments to our customers. We note that, to the extent it becomes probable we will not meet such commitments, any expected liquidated damages will be included in our disclosed other long-term liabilities.

Note 1: Summary of Significant Accounting Policies
Contract Accounting and Separately Priced Maintenance and Extended Warranty Aftermarket Contracts, page 41

2.
We note your response to our previous comment number 1 in your response letter dated April 20, 2016. However, it appears that you have not revised your current disclosure as you confirmed you would. Accordingly, we reissue our comment in its entirety. Please disclose the change in contract estimates that impacted operating profits for each year presented pursuant to ASC 250-10-50-4.

As disclosed on page 12 of Management’s Discussion & Analysis, and in Note 1 to the financial statements on page 41, operating profits included significant net unfavorable changes in aerospace contract estimates of approximately $157 million in 2016. Similar disclosure was made in prior years in the same footnote and Aerospace Business discussion within Management’s Discussion & Analysis. Adjusted for discontinued operations, operating profits included significant net favorable changes in aerospace contract estimates of approximately $115 million and $205 million in the years 2015 and

2014, respectively. Changes in contract estimates within our commercial businesses have not generally been significant. While disclosed in the prior year, we acknowledge that the 2015 and 2014 changes in contract estimates should have been included in the 2016 filing, but were not due to administrative oversight. We will provide similar disclosure for all periods presented in our 2017 quarterly and annual filings as requested. The following is our disclosure for the quarterly period ended March 31, 2017 which was included in Management’s Discussion & Analysis in our first quarter 2017 Form 10-Q:
“We recorded changes in contract estimates using the cumulative catch-up method in accordance with the Revenue Recognition Topic of the FASB ASC. Operating profit in the quarter ended March 31, 2017 included significant net unfavorable changes in aerospace contract estimates of $29 million, primarily representing unfavorable contract adjustments recorded at Pratt & Whitney. The net effect of significant changes in aerospace contract estimates did not impact operating profit in the quarter ended March 31, 2016.”
We appreciate the Staff's consideration of our responses to the above comments. Should you have any questions, or wish to arrange further discussions, please call me directly at 860.728.7648, or Robert Bailey, Corporate Vice President and Controller, at 860.728.7074.
Sincerely,
/s/ Akhil Johri
Akhil Johri
Executive Vice President and Chief Financial Officer